Exhibit 99.1

Caledonia Mining Corporation Plc
Exercise of Share Options
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

14 December, 2016: Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces that it received notice yesterday that Mr Johan Holtzhausen (an independent non-executive director and chairman of the audit committee) has exercised options over 90,000 common shares of no par value each ("Option Shares") in the Company at an exercise price of 72 Canadian cents per share. Caledonia will apply for these 90,000 Option Shares to be admitted to trading on AIM and it is anticipated that trading in such shares will commence on 20 December 2016 ("Admission"). Following Admission, Mr. Holtzhausen will hold 90,000 Caledonia common shares, representing approximately 0.18 per cent of the total number of common shares in issue.
The total number of shares in issue following Admission will be 52,787,428.
Caledonia has no shares in Treasury, therefore this figure may be used by Shareholders, from Admission, as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth – CFO Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason – Investor Relations Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com
3996682.1 C5501.J41218

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Holtzhausen
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation plc
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common Shares of no par value each JE00BD35H902
b)	Nature of the transaction	Exercise of share options
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		72 Canadian cents	90,000
d)	Aggregated information - Aggregated volume - Price	90,000 72 Canadian cents
e)	Date of the transaction	13 December 2016
f)	Place of the transaction	London Stock Exchange, AIM

3996682.1 C5501.J41218